AngloGold Ashanti Limited\ Reg. No.1944/017364/06
76 Jeppa Steet\Newtown \ 2001 \ POBox 62117 \
Marshalltown \ 2107 \ South Africa
Tel +27 (0)11 637 6000 \ Fax +27 (0)11 637 6624 \
Website:www.AngloGoldAshanti.com

Exhibit 99.2

August 2012
Strictly Confidential

Please acknowledge acceptance of this offer by signing this copy and returning it to the Human Resources Department.
Mr Ian Kramer

Dear Ian

OFFER OF EMPLOYMENT

I have pleasure in offering you a position with AngloGold Ashanti Limited at the Corporate Office, (situated at 76 Jeppe Street, Johannesburg, South Africa), with the Executive Office - Finance, as Vice President: Financial Accounting and ERP. This appointment is effective from a date to be confirmed.

This letter, together with the attached annexures, will form the basis of your agreement of service with AngloGold Ashanti.

1.SALARY PACKAGE AND EMPLOYMENT CONDITIONS

1.1Salary

Your salary will be R1,920,000 (one million nine hundred and twenty thousand rand), per annum. This salary will be paid to you on a monthly basis In twelve equal payments of R160,000 (one hundred and sixty thousand rand), and will be subject to normal PAYE deductions. It is the Company's policy to deposit salaries directly into employee bank accounts on the third last working day of each month.

Salaries are reviewed annually and your next salary review will be in January 2013 .

1.2Bonus and Incentives

You will be eligible to participate in the company incentive schemes, namely, the Bonus Share Plan (comprising the Annual Cash Bonus and the Bonus Share Awards) subject to the rules thereof as amended by the company from time to time. Payments and awards in terms of these schemes are discretionary and normally done in January/February of each year.

Note that participation in this scheme is solely at the discretion of the company. The following is a brief outline of the above-mentioned schemes:

i.Annual Cash Bonus
You may earn up to 40% of your base salary as an annual cash bonus. The annual bonus is determined by the achievement of a number of Company level performance targets and personal targets.

ii.Bonus Share Awards
Your annual cash bonus will be matched by an award of shares (Bonus Shares) to the same value. Forty percent of each grant vests 12 months after issue and the balance after 24 months, however if none of the grant is exercised after 36 months, it will be enhanced by the award of further Bonus Shares to the value of 20% of the Initial award.

1.3Sign-On Bonus

You will receive a Sign-On Bonus of R1,333,333 (one million three hundred and thirty three thousand and three hundred and thirty three rand), which will be taxable, payable via the Payroll Department upon your engagement.

Should you leave the employment of the Company within 24 months of your engagement date, you will be liable to refund AngloGold Ashanti on the full gross amount, including the tax paid to the Receiver of Revenue.

In light of the fact that this payment is specifically made in relation to your Individual circumstances, AngloGold Ashanti subscribes to a policy of confidentiality. You are therefore requested to treat this payment as personal to the relationship between you and AngloGold Ashanti.

1.4Sign-On LTIP share award

You will receive a Sign-On LTIP share allocation to the value of R1,152,000 (one million one hundred and fifty two thousand rand) upon your engagement. The share allocation will be awarded to you at the next quarterly allocation date at the prevailing AngloGold Ashanti share price at the time.

The Performance conditions that will apply to the shares upon vesting are the 2012 LTIP allocation conditions.

1.5Leave

Your annual leave entitlement will be 30 working days per year. You are required to take at least 15 working days' leave each leave cycle. The remaining 15 working days may be encashed or accumulated up to a maximum of 30 days, whereafter they will be automatically encashed on an annual basis at the end of December each year.

You are entitled to 30 working days' sick leave in each leave cycle.

1.Hours of Work

Your official hours of work will be from 08:30 to 17:00, from Monday through to Friday, (excluding public holidays), with an official lunch break from 12:45 to 14:00.

2.HEALTH CARE, RETIREMENT BENEFITS AND INSURANCES

2.1Medical Aid

Discovery Health is AngloGold Ashanti's nominated medical services provider. The company will co-contribute on a 50/50 basis up to the value of the Essential Comprehensive Plan. The Company's contribution Is applicable to you as the principal member, your spouse and legal child dependents.

You may opt' to select a superior plan, with the difference in cost being for your own account, or to a lower plan retaining the 50/50 payment basis. Your contribution will be deducted from your salary each month.

If you are already a member of your partner's medical scheme, you may opt not to join the above fund. Should this be the case, you will be required to submit proof of such membership to AngloGold Ashanti.

You will be permitted to join Discovery Health at a later stage but this will be subject to Discovery Health's rules, which could include certain exclusions and waiting periods.

2.2Evergreen Pension Fund Membership

You will be required to join the Evergreen Pension Fund, which is a defined contribution fund. You will contribute 7.5% of your monthly basic salary and the Company will contribute 12.5% of you monthly basic salary towards this fund. We advise that you may transfer any monies from an existing approved retirement fund, into this fund. Should you have any questions regarding your membership of this Fund, kindly contact the Principal Officer, Rodney Shuttleworth on telephone extension 6180.

2.3Retirement Date

Your retirement date is the end of the month in which you turn 60.

2.4Accident Insurance

This cover currently provides for a death benefit of three times your annual earnings and a permanent total disablement benefit of three times your annual basic earnings dependent on the degree of disablement, as well as medical cover up to R100, 000.00. Standard exclusions and conditions apply to this insurance policy. The Company pays the premium.

This insurance policy also covers you for any medical expenses that you incur as a result of any accidental injury that you sustain, whether or not you are on duty and even if there Is no permanent disability. These medical expenses are claimed from the insurer and not from the medical aid. Upon your engagement with the company, you will be required to nominate beneficiaries in the event of your death.

2.5Unemployment Insurance Fund

You will be required to contribute towards the UIF. Your contribution will be 1% of your taxable earnings, up to a maximum contribution of R1, 497.36 per annum. This will be deducted from your salary on a monthly basis.

3.5GENERAL

3.1Council/ Sectoral Determination
AngloGold Ashanti Is not covered by any bargaining council or any sectoral determination that normally establishes the basic conditions of employment for employees in a sector or specific area,

3.2Gymnasium

The AngloGold Ashanti gymnasium is situated on the ground floor. Should you wish to vail yourself of this facility; a membership fee of R60.00 per month will be deducted from your monthly salary. Please contact extension 6442 regarding membership.

3.3Rules, Policies and Procedures

AngloGold Ashanti has developed rules, policies and procedures on employment related matters with which you are expected to comply. These may change from time to time to address new circumstances. Should you require a copy of a specific policy or procedure, please contact the Human Resources Department accordingly; alternatively you may make reference to the company's intranet UHR portal.

3.4Other Employment

Employment with AngloGold Ashanti precludes you from doing work for your own account or for any other employer unless you have received the written permission of AngloGold Ashanti.

3.5Previous Employment

Any employment with a previous employer will not count towards service with AngloGold Ashanti, unless that period is specifically recognized by AngloGold Ashanti and stated as such in this offer of employment.

3.6Mobility

AngloGold Ashanti is an international Company and you may be requested to relocate to any of its operations.

3.7Termination of Employment
Your employment can be terminated for a fair reason and after a fair procedure has been followed. The grounds for dismissal recognized by the Labour Relations Act are conduct, capacity and operational requirements.

AngloGold Ashanti has policies and procedures that regulate termination of employment in each of these cases, to ensure that any aclion taken on its part is fair.

If either you or AngloGold Ashanti wish to terminate your contract of employment, 90 calendar days written notice of intention to do so must be given to the other party. Notice can be given on any working day.

Summarily, your services will be terminated for any reasons justifiable by law.

3.8Declarations and Biographical Data

There are a number of annexures attached to this letter that you are required to complete.

These include:
•a declaration in respect of copyright and patents (Annexure A);
•a declaration about sharedealing (Annexure B);
•a declaratlon about shareholdings you might have In other companies (Annexure C);
•a declaration regarding insider trading (Annexure D);
•a declaration of conflict of interest (Annexure E);
•a declaration of confidentiality during employment (Annexure F);
•a biographical details form; and
•a declaration of employment equity details (EEA1 form).

If you would like clarity on any of these terms and conditions, please contact Chantal van Dyk In the Human Resources Department for further details.

Please acknowledge receipt of this letter and acceptance of the conditions contained therein by signing this copy with the attached annexures and returning it to the Human Resources Department. This offer of employment letter remains valid for 7 days after the date of Issue and is dependent upon favourable reference and security checks.

Yours sincerely

/s/John Staples

JOHN STAPLES
CHIEF ACCOUNTING OFFICER

Acceptance:     /s/Ian Kramer                        15/8/2012
IAN KRAMER                        DATE

AngloGold Ashanti Limited\ Reg.No.1944/017364/06
76 Jeppa Steet\Newtown \ 2001 \ POBox 62117 \
Marshalltown \ 2107 \ South Africa
Tel +27 (0)11 637 6000 \ Fax +27 (0)11 637 6624 \
Website:www.AngloGoldAshanti.com

25 February 2019

Mr. I. Kramer
c/o Ms. K. Naidoo
AngloGold Ashanti Limited Corporate Office
76 Rahima Moosa Street Johannesburg
2001                                    Strictly Confidential

Please acknowledge acceptance of this offer by signing this copy and returning it to the Human Resources Department.

Dear Ian,

CONFIRMATION OF PROMOTION

I have pleasure in confirming your promotion within the Corporate Costing Department. This promotion will result in your progression from an E-Lower to an E-Upper Patterson Band, as a Senior Vice President: Group Finance. This will be with effect from 1 March 2019.

Your conditions of employment that will be altered due to this promotion are as follows:

SALARY PACKAGE

Your salary has been increased to R 3,300,000.00 {Three Million and Three Hundred Thousand Rand only} per annum. This salary will be paid to you on a monthly basis in twelve equal payments of R 275, 000.00 {Two Hundred and Seventy-Five Thousand Rand only} and will be subject to normal PAYE deductions.

Salaries are reviewed annually, and your next salary review will be in January 2020.

EMPLOYMENT CONDITIONS

All your other conditions of employment will remain unchanged except for salary.

The terms and conditions contained in this letter have been forwarded to the Human Resources Department, for input to the payroll. No further action is required from you in this regard.

In light of the fact that salary increases are specifically determined in relation to individual employee performance and circumstances, AngloGold Ashanti subscribes to a policy of salary confidentiality.
Please treat your remuneration as personal to the relationship between you and AngloGold Ashanti.

NOTICE PERIOD

The period of notice that the employer or employee is obliged in writing to give and entitled to receive is 3 months. The employer reserves the right to pay in lieu of notice whether termination is by the employer or the employee.

If you would like clarity on any of these terms and conditions, please contact the Human Resources Department for further details. All your other conditions of employment remain unchanged.

Yours sincerely,

CHRISTINE RAMON
CHIEF FINANCIAL OFFICER

Acceptance:     /s/Ian Kramer                        26/2/2019
IAN KRAMER                                DATE